LAS ROCAS MINING CORP.
111 W. Gutierrez Street
Santa Barbara, CA  93101
(805)259-9707
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                                                                     May 7, 2007

Anne Nguyen Parker
U. S. Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC  20549

Re: Las Rocas Mining Corp.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed April 24, 2007
    File No. 333-141480

Dear Ms. Parker,

Thank you for your assistance with our filing. As per the comments in your letter dated May 4, 2007 we have amended our Registration Statement and provide this detailed cover letter to assist you in your review.

Deposit of Offering Proceeds, page 13

1. We have revised our disclosure here and throughout the prospectus and removed "promptly" when referring to the return of proceeds, as we cannot ensure the return of investor funds within three business days.

     We have revised our disclosure here and in the Risk Section (page 9) where we provide an analysis that investor proceeds held in the offering could be subject to third-party creditor claims resulting in the loss of subscriber investments.

If you have any questions, please do not hesitate to contact me.

Sincerely,


/s/ Christopher Greenwood
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Christopher Greenwood
Director & President


cc: Carmen Moncada-Terry
    Ms. Karen Batcher